June 2, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathryn Jacobson

Mr. Craig Wilson

Mr. Jeff Kauten

Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.

Staff Comment Letter, dated May 27, 2020, in connection with

Amendment No. 2 to Draft Registration Statement on Form F-1, dated May 18, 2020

CIK No. 0001799567

Ladies and Gentlemen:

This letter is submitted on behalf of DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the draft Registration Statement on Form F-1 (as amended, the “Registration Statement”) confidentially submitted to the Commission on May 18, 2020 (“Amendment No. 2”), as set forth in your letter dated May 27, 2020 addressed to Mr. In Keuk Kim, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently submitting to the Commission, electronically via EDGAR, the Registration Statement on Form F-1, which includes changes that reflect responses to the Staff’s comments. In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures. As advised by the Staff in light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of Registration Statement and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

Concurrently, the Company is also publicly filing, electronically via EDGAR, the draft Registration Statement on Form F-1, confidentially submitted to the Commission on January 21, 2020, Amendment No. 1 thereto as confidentially submitted on March 11, 2020, Amendment No. 2 thereto as confidentially submitted on May 18, 2020, and the Company’s letters, dated March 11, 2020 and May 18, 2020, in response to the Staff’s comments. The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations, including compliance with the 15-day period set out in Section 6(e) of the Securities Act of 1933, as amended.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

June 2, 2020

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Marketing Efficiency, page 51

1.

We note your response to prior comment three. Please clarify what you mean by acquisition of players through paid channels. Paid channel fees to your marketing partners would appear to be fees paid to those partners to acquire players and therefore it is not clear why an efficiency measure on the payback of those fees would include revenues from your organically acquired player revenues.

Response to Comment No. 1:

The Company advises the Staff that the acquisition of players through paid channels is the process by which the Company brings new users into its games using advertising purchased by marketing partners. As set out in the Company’s prior response to Comment No. 3 in its letter of May 18, 2020, the Company believes it is appropriate to include revenue from organic installs in its efficiency measure of its paid channels because the Company believes that the advertising showed by its marketing partners not only directly generates installs, but also influences players that organically install the app as they, for example, search for the Company’s games in several apps stores or recommend that other players do so. This link between paid and organic installs is broadly understood in the mobile app industry and the correlation between the two has been variously called “the K factor,” “the halo effect,” and “the incremental ratio.”

Certain relationships and related party transactions, page 103

2.	Please add disclosure related to the acquisition of Double8 Games Co., Ltd. from DoubleU Games. Refer to Item 7.B of Form 20-F.

Response to Comment No. 2:

The Company notes the Staff’s comment and has added the requested disclosure on page 106 as the third paragraph under “Our relationship with DoubleU Games.”

U.S. Securities and Exchange Commission

June 2, 2020

Note 2. Significant accounting policies

Basis of preparation and consolidation, page F-7

3.

Please disclose the cause, nature and amounts of the line item adjustments to the Consolidated Financial Statements for the periods presented on page F-3. Tell us your consideration of these adjustments as error corrections and the need for expanded disclosures. In this regard, we note that net income for 2019 declined by $3.5 million (approximately 10%) compared to the amount as reported in the previous amendment. Refer to ASC 250-10-50-7.

Response to Comment No. 3:

The Company respectfully advises the Staff that the adjustments made to the Consolidated Financial Statements for the periods presented on page F-3 are not error corrections as defined under ASC 250-10-50-7. The Company determined that the acquisition of Double8 Games was considered a transfer of a business under common control which represents a change in reporting entity and requires retrospective application to consolidated financial statements. In accordance with ASC 805-505-45-5, the Company retrospectively adjusted the financial statements and financial information presented for prior years to furnish comparative information. Please refer to Note 1: Description of business – Acquisition of Double8 Games Co., Ltd. (“Double8 Games”).

Revenue recognition, page F-10

4.

We note per your response to prior comment seven that the deferred revenue balance was $1.8 million at December 31, 2019. Based on the actual amount of virtual currency outstanding, which includes fungible purchased and free virtual currency, please make clear how you calculated deferred revenue and how you considered free virtual currency in determining the average price of all virtual currency outstanding in the paying players’ accounts at the end of the reporting period.

Please provide an example computation or additional analysis that demonstrates how combining the purchase time metric with other metric analysis such as, average chip balance, daily average game play and daily average wagers reasonably supports your assumptions that the currency is consumed as game play between one purchase and the next, or five days.

Response to Comment No. 4:

The Company respectfully provides the Staff with more clarity on the calculation of deferred revenue. The Company uses a variety of metrics including average chip balance, daily average gameplay, and daily average wagers to monitor player activity and to evaluate the appropriateness of our calculated reserve amounts on an ongoing basis. For clarity, not all metrics are used in the actual calculation.

As requested by the Staff, the Company sets out below a sample month-end calculation, using strictly hypothetical amounts, for illustrative purposes only.

Step 1: Calculate average daily consumption of chips: The Company identifies the average daily chips wagered within the game and the average daily chips won during gameplay for all paying players during the month. Average daily consumption is calculated by subtracting average daily wagers from average daily chips won.

Payers	Average daily wagers	Average daily chips won	Average daily chip consumption
125,000	569,250,000	543,400,000	25,850,000

Step 2: Calculate inventory turns: Inventory turns is defined as the average daily ending balance of all chips held by paying users divided by the average daily consumption (calculated above) and is used to determine the days between purchases. Inventory turnover is calculated using both free and purchased virtual currency.

Payers	Average daily ending balance	Average daily chip consumption	Inventory turns (in days)
125,000	131,900,000	25,850,000	5.106

Inventory turns represents the duration over which chips are consumed. To measure the deferred revenue liability at month-end, calculated inventory turns is applied to the actual sales that occurred within the corresponding days at month-end.

U.S. Securities and Exchange Commission

June 2, 2020

Contract assets, contract liabilities and other disclosures, page F-11

5.

We note your response to prior comment eight. We refer to the benefits of your loyalty program (“Diamond Club”) as described on https://doubledowncasino1.zendesk.com/hc/en-us/articles/204901214. It appears that loyalty points earned for chip purchases provide a material right as loyalty members are entitled to incremental benefits that do not reflect their stand-alone selling price. Additionally, such benefits (i.e., higher payout levels on the Daily Wheel, gifting options greater than the standard 3-gift limit, and VIP vouchers that enable benefits of a chip sale) are only available to certain loyalty members based on their Club tier status attained through their cumulative purchases and are not otherwise available as a marketing offer or options for entry-level loyalty members. Tell us how your accounting for loyalty points is consistent with the guidance in ASC 606-10-55-41 and 42. Please advise or revise.

Response to Comment No. 5:

The Company respectfully advises the Staff that it has updated its webpage that refers to the loyalty program (“Diamond Club”). The Company appreciates the Staff highlighting the language relating to the Daily Wheel, which had never been intended or designed to “ensure” higher payout as a player progresses through the loyalty tiers. Accordingly, the Company has updated the relevant webpage by removing the phrase under the Daily Wheel description of “at each tier, values are increased, ensuring you receive bigger and better rewards over time!” and replacing it with the following language that reflects the actual intent and operation of the Daily Wheel benefit: “As you achieve a higher level, the max wedge values are increased allowing the chance for you to receive better rewards over time!” The Daily Wheel bonus reward is not guaranteed and only provides the Company’s players an opportunity to obtain free chips when they log on to the app.

Supplementally, and solely for the Staff’s information, we refer the Staff to the Company’s updated webpage at https://doubledowncasino1.zendesk.com/hc/en-us/articles/204901214-What-is-Diamond-Club-.

The Company respectfully sets out its evaluation of the loyalty program under the guidance in ASC 606, as requested by the Staff:

The Company evaluated the five steps of revenue recognition under ASC 606. The Company defines its contracts as virtual chip packages that consist of virtual currency and loyalty points. These chip packages are uniform across all platform payment processors. The chip packages constitute the Company’s standard selling price. The Company, on a regular cadence, will offer chip sale events whereby the amount of chips received is a greater multiple and the sale price remains constant. The explicit good that is promised is the virtual currency and the performance obligation is met as the player consumes the chips during gameplay. Each sale transaction includes loyalty points. Loyalty points are not redeemable and are used as an engagement tool to show progress within the program. The Company evaluated whether the loyalty points give rise to an additional performance obligation. To be a separate performance obligation, the loyalty points must provide a material right to the customer that the customer would not receive without entering into the contract (ASC 606-10-55-42).

To provide more context about how the Company’s app operates and functions, the Company respectfully sets out additional detail in support of its conclusion:

The Company’s gaming apps operate on a “free-to-play” model whereby players use virtual currency (“chips”) to place wagers on casino-style games with the objective of winning additional virtual currency. As an engagement marketing tool and to motivate players to return to the app frequently, virtual chips are provided to the players for free in several ways. As an example, upon first download and install, players are provided one million chips. To incentivize players to routinely return to the app, the Company offers daily free chips through a wide array of marketing promotions. Utilizing various marketing and social channels, free chips are available for all classes of customers to redeem and return to the app for gameplay. Examples of free chip offers include cell phone push notifications, emails, and Facebook page posts. There is no limit to the redemption of these marketing offers, which total approximately five million free chips daily. Ninety-five percent of all players play for free via these chips provided daily. Players who chose to continue their gameplay, beyond these free chip opportunities, may purchase additional chips.

All paying customers are automatically enrolled in the Diamond Club loyalty program. Loyalty points are earned with chip purchases and the points accumulate to allow for advancement into a higher tier with the loyalty program. Loyalty points are not redeemable and are used only to track progress through the loyalty tiers. The loyalty program offers the following benefits: the opportunity for a greater payout on the Daily Wheel, the increasing ability to redeem daily gifts of free chips from friends, and VIP vouchers on future purchases.

The Daily Wheel provides all players, both paying and nonpaying, a chance opportunity to receive free chips once per day. The top opportunity value of free chips on the Daily Wheel, as well as the probability weighted average amount of free chips, increases as a paying player progresses through the loyalty tiers. The probability weighted average payout of a Daily Wheel spin in the highest loyalty tier is less than the 5 million free chips readily available to all players without purchase or achievement of any loyalty tier through the marketing offers noted above. ASC 606-10-55-42 states that when an entity grants a customer the option to acquire additional goods or services, that option is a separate performance obligation if it provides a material right that the customer would not receive without entering into the contract (e.g., a discount that exceeds the range of discounts typically given for those goods or services to that class of customer in that region or market). Because 5 million free chips are readily available to all players without purchase or achievement of any loyalty tier, the Company concluded that the benefits conveyed through higher potential payouts of the Daily Wheel spin are not incremental to the range of discounts the Company normally offers and, therefore, do not constitute a material right.

The Company’s gifting program is a marketing offer to encourage its players to bring their Facebook friends to its gaming apps. If they choose, all players, both paying players and non-paying players, can send a daily free chip gift to up to 25 Facebook friends. Recipients of these gifts redeem their free chips by spinning a gift wheel with various free chip award amounts. The Company limits the number of daily gifts that can be redeemed by a recipient player and this daily limit is increased as a player reaches higher loyalty tiers. The benefits of these free gifts are only available if a Facebook friend initiates the gift. Given that all gifts must first be sent by a different player as a prerequisite to redemption, all potential benefits are not in control of the receiver and are unrelated to any purchase transaction. As a result, the Company believes that this element of its loyalty program also does not constitute a material right.

Vouchers are issued weekly and are usable only with a player’s subsequent purchase of virtual currency. Vouchers provide additional free virtual currency when redeemed during a sale transaction. Unused vouchers expire after 7 days, do not roll over to subsequent weeks, and cannot otherwise be accumulated over time. The amount of free virtual currency accompanying a voucher redemption in a purchase transaction is comparable to the free virtual currency offered in the Company’s other promotional programs, such as the Friday sale events, which are consistently and readily available to all payers regardless of loyalty status. Accordingly, the vouchers do not provide the paying player customer with an incremental discount to that typically provided to non-paying players.

The Company determined that all benefits conveyed in its loyalty program are similar in the amount of discount or promotion that can be readily attained through independent purchase transactions and free chips offered through its marketing channels. The Company therefore concluded that its loyalty program does not represent a material right, and thus it does not constitute a performance obligation in its customer contracts, but instead represents a marketing offer.

Diamond Club Loyalty Program

Tiers and benefits

Tier	Max wedge amount	Daily Facebook Gift	VIP Vouchers
White	2,000,000	3	N/A
Yellow	3,000,000	3	1
Pink	4,000,000	4	1
Blue	5,000,000	5	2
Red	10,000,000	7	2
Black	30,000,000	10	2
Cosmic	35,000,000	11	3
Fire	40,000,000	12	3
Orchid	45,000,000	13	3
Supernova	50,000,000	14	3
Royal	55,000,000	15	3

The term Vouchers is a universal term to describe the mechanism making a chip purchase with either a VIP voucher or a Special Voucher. VIP vouchers provide the opportunity to purchase more chips with a higher chip multiplier, e.g, 2x chip sale, the standard sales price remains the same. The Special Vouchers are not specific to a higher tier in the loyalty program, but rather are marketing tools to incentivize continued game play through chip purchases for a non-payer and payers who have not made a repeat purchase as quickly as the Company would hope for. The Company’s regularly occurring Friday chip sales are available to all players and the multiplier is equal to or greater than the multiplier available on the vouchers.

With respect to why players purchase chips if there are multiple readily available free chip offers, the Company advises as follows: Despite the fact that the Company’s gaming apps very frequently provide large volumes of free chips, some players consume them very rapidly to the point that the balance of chips available to them to continue playing the app becomes low. As a result, some players choose to purchase chips instead of waiting for the next future offer to receive free chips in order to immediately extend gameplay.

U.S. Securities and Exchange Commission

June 2, 2020

Subsequent events, page F-13

6.

As disclosed, on May 15, 2020, DoubleU Games (“DUG”) exercised the call option to purchase the 2.5% Non-convertible Bonds with warrants issued to STIC and exercised the warrants by surrendering the 2.5% Non-convertible Bonds into 306,539 common shares at the exercise price of KRW 293,600 (US$240.03 at May 1, 2020 with initial conversion price of $254.00). Concurrently, STIC agreed to convert the 2.5% 7-year convertible bonds into 715,258 newly-issued common shares at the conversion price of KRW 293,600 (US$240.03 at May 1, 2020) no later than June 5, 2020. Please disclose the financial impact of these transactions and clarify whether the down-round and contingent beneficial conversion provisions have been triggered. We note the change in the conversion price. See ASC 855-10-50-2.

Response to Comment No. 6:

The Company respectfully advises the Staff that there has been no change in the exercise price of the Non-convertible Bonds with Warrants or the conversion price of the Convertible Bonds. The Non-convertible Bonds, the Warrants, and the Convertible Bonds are all denominated in KRW and the exercise price of the Warrants and conversion price of the Convertible Bonds are also in KRW. Both the exercise price of the Warrants and conversion price of the Convertible Bonds is KRW 293,600. We parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader. Please refer to Note 2: Significant accounting policies—Functional currency and translation of financial statements. Any variation in the USD amount presented over time is related to the change in the convenience translation applied to the F-1 document and the prevailing rate at each balance sheet date.

The Company is still in the process of evaluating the accounting for these transactions. However, no down-round or contingent beneficial conversion provisions have been triggered.

We thank the Staff for its review and consideration of the Company’s foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones, Esq.
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Iksoo Kim, Esq., Greenberg Traurig, LLP